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                                               CHRISTOPHER D. CHRISTIAN

                                               christopher.christian@dechert.com
                                               +1 202 261 3321 Direct
                                               +1 202 261 3333 Fax

November 22, 2006

VIA E-MAIL

Mr. Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ING Equity Trust - ING Fundamental Research Fund
    (File No. 333-137955)

Dear Mr. Thompson:

This letter responds to comments that you provided to me via a telephone conversation on October 31, 2006, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING Fundamental Research Fund (the "Acquiring Fund"), a series of ING Equity Trust (the "Registrant"), on October 11, 2006. The comments, and the Registrant's responses, are as follows:

I.   GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1. COMMENT. Under the section "Introduction," please explain in further detail, in the bullet points provided, how the investment objectives and strategies of ING Disciplined LargeCap Fund (the "Acquired Fund") and the Acquiring Fund are similar before the proposed reorganization ("Reorganization") as well as how they will be different from the combined fund (the "Combined Fund") after the Reorganization.

     RESPONSE. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. Marked pages reflecting the changes are attached as Exhibits A and B.

2. COMMENT. Under the section "Introduction," please reorganize the structure of the disclosure in the Proxy Statement/Prospectus pursuant to Item 3(b) of Form N-14 by moving the discussions of "Tax Considerations" on page 17 and "Comparison of Fees and Expenses" on page 11 before "Comparison of Portfolio Characteristics" on page 6. Please also explain why the Registrant has given

Boston  Charlotte   Harrisburg   Hartford   New York   Newport Beach   Palo Alto
Philadelphia   Princeton   San Francisco   Washington DC   Brussels   Frankfurt
London   Luxembourg   Munich   Paris

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     greater prominence to the summary gross and net expense table, which does not comply with Item 3(b) of Form N-14.

     RESPONSE. Pursuant Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Funds under the section "Comparison of Fees and Expenses", which complies with
     Item 3(a) of Form N-14 as well as Item 3 of Form N-1A.

     Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus. Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the KEY features of the transaction, of the registrant, and of the company being acquired. This clear and concise discussion may include any "significant consideration" a shareholder should consider in evaluating the reorganization. See Item 3(b)(4).

     In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Funds as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for each Fund and the Combined Fund before and after the Reorganization. We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization, the Acquiring Fund and the Acquired Fund since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

     We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered. The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, we believe, is consistent with the overall purpose of Form N-14.

     In response to your comment, however, we have added disclosure regarding the primary federal tax consequences of the proposed transaction to security holders in the "Summary" section as required by Item 3(b). A marked page reflecting the change is attached as Exhibit A.

3. COMMENT. Under the section "Comparison of Portfolio Characteristics," the Staff notes that the Acquiring Fund is the smaller of the two funds involved in the Reorganization. In light of the fact that the "minnow" appears to be "swallowing the whale," please provide a written justification for the choice of the Acquiring

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     Fund as the "accounting survivor" in light of the factors set forth in the
     NORTH AMERICAN SECURITY TRUST, SEC No-Action Letter (Aug. 5, 1994) ("NORTH AMERICAN SECURITY TRUST"). Please disclose affirmatively whether the Acquiring Fund is in fact the accounting survivor and why it is appropriate for the Acquiring Fund to be the accounting survivor in the Reorganization.

     RESPONSE. The Acquiring Fund is the accounting survivor in the proposed Reorganization. We believe that the Acquiring Fund should be the accounting survivor in the Reorganization since the Combined Fund will more closely resemble the Acquiring Fund, compared to the Acquired Fund.

     While the Acquiring Fund is the smaller fund in terms of asset size ($5 million versus $38 million, as of May 1, 2006), the Combined Fund will have the same investment adviser (ING Investments, LLC ("ING Investments")), the same sub-adviser (ING Investment Management Co.) and the same lead portfolio manager, Christopher F. Corapi, as the Acquiring Fund. We note that while the Acquired Fund has the same investment adviser and sub-adviser as the Combined Fund, the Combined Fund will have a different portfolio manager than the current portfolio management team of the Acquired Fund (Omar Aguilar and Douglas Cote).

     We also note that the Acquiring Fund's investment strategies and management style are notably different from those of the Acquired Fund, and the Acquiring Fund's investment strategies and style will survive in the Combined Fund after the Reorganization. The Acquiring Fund seeks to maximize total return, while the Acquired Fund seeks capital appreciation. While both Funds invest in large-sized growth and value companies, the Acquiring Fund employs A MANAGED, FUNDAMENTAL RESEARCH APPROACH TO INVESTING, while the Acquired Fund employs a quantitative, index-based approach by overweighting stocks in the S&P 500 Index (the "Index") that the portfolio managers believe will outperform the Index. The Reorganization entails a significant change in the investment style for Acquired Fund's shareholders - instead of investing in a quantitative, index-based fund, they will be investing in a more managed fund after the Reorganization. As such, the Acquiring Fund should be the accounting survivor because, even though it is a young fund, it best represents the investment strategies and style of the Combined Fund and its financial history is the most pertinent. In addition, as noted above, Christopher F. Corapi, who currently manages the Acquiring Fund, will manage the Combined Fund. As such, the Surviving Fund provides a better indication of the portfolio management team's track record under the investment objective and strategies of the Combined Fund.

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     In comparing the expense ratios, the gross expense ratios for the Class A,
     Class B and Class C shares of the Acquiring Fund are higher than those of the Acquired Fund. The net expense ratio (after the fee waiver) for Class A, Class B and Class C shares of the Acquiring Fund, however, is significantly lower than the Acquired Fund pursuant to an expense limitation agreement. ING Investments has entered into a written expense limitation agreement with the Acquiring Fund, under which it will limit the fund's expenses, excluding interest, taxes and brokerage and extraordinary expenses, subject to possible recoupment by ING Investments within three years. The expense limitations will continue through at least October 1, 2007. The net expense ratios of the Acquiring Fund (1.25%, 2.00% and 2.00% for Class A, Class B and Class C shares, respectively) also more closely resemble the net expense ratios of the Combined Fund (1.25%, 2.00% and 2.00% for Class A, Class B and Class C shares, respectively).

     While the Acquiring Fund is the smaller fund in terms of asset size ($5 million versus $38 million, as of May 1, 2006), the minnow is not being swallowed by a whale but rather, metaphorically, by a goldfish since both Funds are relatively small funds in terms of asset size. While the Acquiring Fund is the smaller fund, the Staff has noted that that the accounting survivor should be the predecessor fund that most closely resembles the Combined Fund. In addition, we believe that both the existing and prospective shareholders would benefit from the proposed reorganization through an increase in the asset size of the Acquired Fund and Acquiring Fund resulting in more trading leverage for the investment adviser and reduced expenses. We further note that each Fund may not be viable at current asset levels.

     The Acquiring Fund should also be the accounting survivor since the Combined Fund's portfolio composition more closely resembles the Acquiring Fund's portfolio composition.

     For the reasons noted above, we believe that the Acquiring Fund should be the accounting survivor in the Reorganization.

4. COMMENT. Please note that, pursuant to Item 2 of Form N-1A, a fund may only show performance if the fund has annual returns for at least one calendar year. Please delete the performance shown under the bar chart for the Acquiring Fund under the section "Comparison of Fund Performance."

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     RESPONSE. Pursuant to NICOLAS-APPLEGATE MUTUAL FUNDS, SEC No-Action Letter
     (Aug. 6, 1996), a mutual fund may include non-required information in addition to what Form N-1A requires, if "such information is not incomplete, inaccurate, or misleading" and does not, "by virtue of its nature, quantity, or manner of presentation, obscure or impede the understanding of the information that is required to be included." Since the Acquiring Fund is a relatively new fund, the Registrant also intends to include in the Proxy Statement/Prospectus additional performance information to demonstrate the historical performance of the current portfolio management team with respect to the fundamental research strategy, which management believes is a significant consideration in assisting shareholders in making an informed decision about the Reorganization. A marked page reflecting the changes is attached for your review as Exhibit C.

5. COMMENT. The Proxy Statement/ Prospectus discloses, under the section "General Information," that certain holdings of the Acquired Fund that are transferred to the Acquiring Fund in connection with the Reorganization may be sold following the Reorganization. Please explain why this is the case and why such securities will not be sold prior to the Reorganization.

     RESPONSE. Certain holdings of the Acquired Fund that are transferred to the Acquiring Fund in connection with the Reorganization may be sold prior to the Reorganization. The Registrant will denote on the "Schedule of Investments," the securities that will be sold prior to or shortly after the Reorganization. Marked pages reflecting the changes are attached as Exhibit D.

6. COMMENT. Please clarify in the disclosure in the section "Board Considerations," whether the Board of Directors/Trustees of the Acquired Fund considered, in deciding whether to approve the Reorganization, that the gross expenses of the Acquired Fund would go up for the Acquired Fund shareholders who transition to the Acquiring Fund in the Reorganization.

     RESPONSE. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the changes is attached as Exhibit E.

7. COMMENT. Under the section "Board Considerations," please explain the statement that "the relative size of the Funds, including that Disciplined LargeCap Fund is a very small fund, perhaps too small to be viable." Please note that this statement appears to be misleading in light of the fact that the Acquiring Fund is

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     also very small, perhaps too small to be viable, with only $5 million in net assets as of May 31, 2006.

     RESPONSE. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the changes is attached as Exhibit E.

8. COMMENT. Please provide the Staff with a "Tandy Letter" with respect to the Form N-14.

     RESPONSE. The requested representation letter is attached as Exhibit F.

II.  ACCOUNTING COMMENTS

9. COMMENT. Under the section "Introduction," please explain why the Acquiring Fund is still paying organizational expenses.

     RESPONSE. The offering and organizational expenses included in the gross expense ratio of the Acquiring Fund are approximately 1.96%. Since this is the initial year of operation of the Acquiring Fund, such expenses would naturally be included in the gross expense ratios. As prescribed by Generally Accepted Accounting Principles (GAAP), organizational expenses are expensed as incurred while offering expenses are deferred and amortized over a one-year period. The footnote discloses (i) that these expenses (1.96% in total) are reflected in the gross expense ratios because those ratios reflect the first year of operation; and (ii) that such amount will not recur after December 31, 2006 (the end of the first year of operation).

10. COMMENT. Under the section "Introduction," please explain why the organizational expenses are not included in the expense limitation agreement since the Staff does not believe that these expenses are extraordinary expenses.

     RESPONSE. Both offering and organizational expenses are in fact subject to the expense limitation agreement for the Acquiring Fund. The expense limits for Class A, Class B and Class C of the Acquiring Fund are 1.25%, 2.00% and 2.00%, respectively. The table reflects that the net expenses of Class A, Class B and Class C of the Acquiring Fund are 1.25%, 2.00% and 2.00%, respectively, indicating all of the offering and organization expense (I.E., 1.96%) was subject to the expense limits and was reimbursed by the Investment Manager.

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11.  COMMENT. Under the section "Tax Considerations," please disclose the capital loss carry forwards and the implications for their future use.

     RESPONSE. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the changes is attached as Exhibit G.

12. COMMENT. Please disclose in the Proxy Statement/Prospectus, the estimated costs to be incurred in connection with the proposed Reorganization.

     RESPONSE. Form N-14 does not require the disclosure of the estimated costs in connection with the Reorganization. Item 7(a) of Form N-14 refers to
     Item 4 of Schedule 14A, which requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation. The Registrant will not retain a paid solicitor in connection with the Reorganization, and therefore, no such disclosure was made in the Proxy Statement/Prospectus. In light of your comment, we have, however, amended the disclosure under the section "Capitalization." A marked page reflecting the changes is attached as Exhibit H.

13. COMMENT. Please explain why the reorganization expenses are not reflected in the capitalization of the Acquiring Fund under the section "Capitalization."

     RESPONSE. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the changes is attached as Exhibit H.

14. COMMENT. Under the "Schedule of Investments," please indicate which securities are expected to sold to align the portfolio of the Acquired Fund with the Acquiring Fund.

     RESPONSE. Certain holdings of the Acquired Fund that are transferred to the Acquiring Fund in connection with the Reorganization may be sold prior to the Reorganization. The Registrant will denote on the "Schedule of Investments," the securities that will be sold prior to or shortly after the Reorganization. Marked pages reflecting the changes are attached as Exhibit D.

15. COMMENT. Under the "Statement of Assets and Liabilities," please explain why the reorganization costs are categorized as undistributed net investment income.

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     RESPONSE. Reorganization costs are reflected as an expense of the Acquired
     Fund. As such, this expense would reduce the net investment income of the Disappearing Fund in the PRO FORMA period and would result as a reduction to undistributed net investment income on the PRO FORMA Statement of Assets and Liabilities.

16. COMMENT. Please file on the EDGAR system, as correspondence, the Registrant's responses to the Staff's comments as well as the Registrant's written justification for the choice of the Acquiring Fund as the "accounting survivor" in light of the factors set forth in NORTH AMERICAN SECURITY TRUST.

     RESPONSE. The Registrant shall file this response letter as correspondence on the EDGAR system.

                                      * * *

If you have any questions, please do not hesitate to contact Jeffrey S. Puretz on 202-261-3358 or me on 202-261-3321.

Sincerely,

/s/ Christopher D. Christian
---------------------------------------
Christopher D. Christian

Attachments
cc:   Huey Falgout
      Paul Caldarelli
      ING Investments, LLC

      Jeffrey S. Puretz
      Dechert LLP

                                    Exhibit A

                                     SUMMARY

          You should read this entire Proxy Statement/Prospectus carefully. You should also review the Reorganization Agreement, which is attached hereto as APPENDIX B. Also, you should consult the Class A, B and C Prospectus, dated December 28, 2005, for more information about Fundamental Research Fund.

THE PROPOSED REORGANIZATION

          The Board of Trustees of Disciplined LargeCap Fund has approved the Reorganization Agreement. Subject to shareholder approval, the Reorganization Agreement provides for:

     - the transfer of all of the assets of Disciplined LargeCap Fund to Fundamental Research Fund in exchange for shares of beneficial interest of Fundamental Research Fund;

     - the assumption by Fundamental Research Fund of the liabilities of Disciplined LargeCap Fund known as of the Closing Date (as described below);

     - the distribution of Fundamental Research Fund shares to the shareholders of Disciplined LargeCap Fund; and

     -    the complete liquidation of Disciplined LargeCap Fund.

          Fundamental Research Fund shares would then be distributed to shareholders of Disciplined LargeCap Fund so that each shareholder would receive a number of full and fractional shares of Fundamental Research Fund equal to the aggregate value of shares of Disciplined LargeCap Fund held by such shareholder.

          As a result of the Reorganization, each owner of Class A, Class B and Class C shares of Disciplined LargeCap Fund would become a shareholder of the corresponding class of shares of Fundamental Research Fund. The Reorganization is expected to be effective on January 13, 2007, or such other date as the parties may agree (the "Closing Date"). Each Class A, Class B and Class C shareholder of Disciplined LargeCap Fund will hold, immediately after the Closing Date, shares of the corresponding class of Fundamental Research Fund having an aggregate value equal to the aggregate value of the shares of the corresponding class of Disciplined LargeCap Fund held by that shareholder as of the Closing Date.

          In considering whether to approve the Reorganization, you should note that:

     - The investment objective of Fundamental Research Fund, which will survive in the combined Fund if the Reorganization is approved, is to seek to maximize total return while Disciplined LargeCap Fund seeks capital appreciation;

     - Fundamental Research Fund's principal investment strategies, however, are different from those of Disciplined LargeCap Fund; while both Funds invest in a mix of large-sized growth and value companies, Fundamental Research Fund employs a managed, fundamental research approach to investing while Disciplined LargeCap Fund employs a quantitative, index-based approach by overweighting those stocks in the Standard & Poor's 500 Composite Stock Price Index that the portfolio managers believe will outperform the Index;

     - The relative size of the Funds, including that each Fund is a very small fund -- perhaps too small to be viable; in addition, there is a risk that the combined Fund after the Reorganization also may not be viable over the long-term;

     - Disciplined LargeCap Fund has a much longer record of performance than Fundamental Research Fund, which was organized on December 28, 2005;

     - Both Funds have the same investment adviser, ING Investments, LLC ("ING Investments" or "Adviser"), and the same sub-adviser, ING Investment Management Co. ("ING IM" or "Sub-Adviser"); however, Disciplined LargeCap Fund is managed by lead portfolio managers Omar Aguilar and Douglas Cote, while Fundamental Research Fund is managed by Christopher F. Corapi, who will be responsible for the day-to-day management of the combined Fund after the Reorganization and will manage the combined Fund under the same investment objective and strategies as Fundamental Research Fund; and

     - the Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization; accordingly, pursuant to this treatment, neither the Disciplined LargeCap Fund nor its shareholders, nor Fundamental Research Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transaction contemplated by the Reorganization Agreement;

     - The proposed Reorganization is expected to result in lower net operating expenses per share for all classes of shares of the disappearing Disciplined LargeCap Fund.

                                     Exhibit B

                             DISCIPLINED LARGECAP FUND                                 FUNDAMENTAL RESEARCH FUND
              -------------------------------------------------------   -------------------------------------------------------
              -    The Sub-Adviser may sell securities for a variety
                   of reasons, such as to secure gains, limit losses,
                   or redeploy assets into opportunities believed to
                   be more promising, among others.

              - The Fund also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

              - The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective.

Investment                     ING Investments, LLC                                      ING Investments, LLC
Adviser

Sub-Adviser                ING Investment Management Co.                             ING Investment Management Co.

Portfolio                  Omar Aguilar and Douglas Cote                                Christopher F. Corapi
Manager

          As you can see from the chart above, however, Fundamental Research Fund's investment strategies are different from those of Disciplined LargeCap Fund. While both Funds invest in a mix of large-sized growth and value companies, Fundamental Research Fund employs a managed, fundamental research approach to investing while Disciplined LargeCap Fund employs a quantitative, index-based approach by overweighting those stocks in the S&P 500 Index that the portfolio managers believe will outperform the S&P 500 Index. Unlike Disciplined LargeCap Fund, Fundamental Research Fund also may invest in ETFs, IPOs convertible securities and foreign securities. Disciplined LargeCap Fund may engage in frequent and active trading of portfolio securities.

          Please refer to the "Comparison of Portfolio Characteristics" table on page 6 for more specific information regarding the portfolio characteristics of the Funds.

                                     Exhibit C

COMPARISON OF FUND PERFORMANCE

                            FUNDAMENTAL RESEARCH FUND

Since Fundamental Research Fund had not had a full year of performance as of December 31, 2005, there is no calendar year-by-year performance table included in this Proxy Statement/Prospectus for the Fund. However, performance of a similar mutual fund managed by ING Investments Management Co. is presented below. Please visit the Funds' website at www.ingfunds.com to obtain performance information once it is available.

PERFORMANCE OF A SIMILAR MUTUAL FUND MANAGED BY
ING INVESTMENT MANAGEMENT CO.

The tables below are designed to show how a substantially similar mutual fund (""Comparable Fund'') managed by ING Investment Management Co. performed over various periods in the past. The Comparable Fund has investment objectives, policies, and strategies substantially similar to those of ING Fundamental Research Fund. Annual returns of the Comparable Fund reflect the expenses of that Fund, which may differ from the expenses of ING Fundamental Research Fund.

The table below shows the returns for the Comparable Fund compared to the S&P 500(R) Index for the one-year and since inception periods ended December 31, 2005 and on an annual basis as of December 31, of prior years. This information is designed to demonstrate the historical track record of ING Investment Management Co. with respect to the Fundamental Research strategy. It does not indicate how ING Fundamental Research Fund has performed or will perform in the future. Past performance is not a guarantee of future results.

                                    AVERAGE ANNUAL TOTAL RETURNS(1)(2)
                                        (AS OF DECEMBER 31, 2005)

                                      COMPARABLE          COMPARABLE FUND
                                   FUND (%) (AT MAX         (%) (WITH NO        S&P 500(R)
                                   SALES CHARGE)(3)         SALES CHARGE)       INDEX(4) (%)
One Year                                (0.68)%                 5.38%                4.91%

Since Inception (12/10/2001)*             1.39%                 2.88%                4.06%


* Index return for the S&P 500(R) Index is for the period beginning December 1, 2001.

                                      ANNUAL TOTAL RETURNS(1)(2)
                                   (AS OF DECEMBER 31 OF EACH YEAR)

                           COMPARABLE FUND (%)
                          (WITH NO SALES CHARGE)          S&P 500(R) INDEX(4) (%)
2005                             5.33%                              4.91%
2004                             9.73%                             10.88%
2003                            26.99%                             28.68%
2002                            23.03%                             22.10%
2001 (12/10/2001)**              0.85%                              0.88%

** Index return for the S&P 500(R) Index is for the period beginning December 1,2001.

(1) Since Fundamental Research Fund was launched December 28, 2005, the Fund does not have annual returns for at least one calendar year. The Fund's Class A shares' year-to-date total return, excluding sales charges, as of September 30, 2006 was 4.90%. Please visit the Fund's website at www.ingfunds.com to obtain more performance information.

(2) Except to the extent performance in the first column of the Average Annual Total Returns table has been adjusted to reflect the application of the maximum Class A sales charge of 5.7% of ING Fundamental Research Fund, the performance reflected of the Comparable Fund has not been calculated in compliance with the method used by the SEC. This presentation shows performance of a comparable mutual fund sub-advised by ING Investment Management Co. The returns for the Comparable Fund in the Average Annual Total Returns table and the Annual Total Return table were adjusted to reflect the deduction of the net operating expenses for Class A shares of ING Fundamental Research Fund. Net operating expenses include investment advisory fees, distribution and service (Rule 12b-1) fees, custodial fees, brokerage commissions and execution costs, and other expenses, without the provision for any applicable federal or state income taxes.

(3) Reflects the deduction of the maximum applicable Class A sales charge of 5.75%.

(4) The S&P 500(R) Index is a broad-based, unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the United States. It includes the reinvestment of dividends and distributions net of withholding taxes, but does not reflect fees, brokerage commissions or other expenses of investing.

                                   Exhibit D

PORTFOLIOS OF INVESTMENTS AS OF MAY 31, 2006

                             ING                                                                                            ING
                          FUNDAMENTAL                                                                                   FUNDAMENTAL
                           RESEARCH                                                                                      RESEARCH
     ING         ING         PRO                                                           ING                  ING         PRO
 DISCIPLINED FUNDAMENTAL    FORMA                                                      DISCIPLINED          FUNDAMENTAL    FORMA
  LARGECAP    RESEARCH   (UNAUDITED)                                                    LARGECAP             RESEARCH   (UNAUDITED)
------------ ---------- ------------                                                 -------------          ----------- ------------
                 Shares                                                                                   Value
------------------------------------                                                 -----------------------------------------------
   COMMON
   STOCK:
                                           ADVERTISING:
  $       --   $    600 $      600         Omnicom Group                                      --                57,066      57,066
                                                                                     -----------            ----------------------
                                                                                              --                57,066      57,066
                                                                                     -----------            ----------------------
                                           AEROSPACE/DEFENSE:
       5,700*        --      5,700         Boeing Co.                                    474,525                    --     474,525
       3,790*        --      3,790         Lockheed Martin Corp.                         274,737                    --     274,737
       5,431*        --      5,431         Raytheon Co.                                  249,011                    --     249,011
       3,290      1,600      4,890         United Technologies Corp.                     205,691               100,032     305,723
                                                                                     -----------            ----------------------
                                                                                       1,203,964               100,032   1,303,996
                                                                                     -----------            ----------------------
                                           AGRICULTURE:
       6,510      1,700      8,210         Altria Group, Inc.                            470,999               122,995     593,994
       6,840         --      6,840         Archer-Daniels-Midland Co.                    284,339                    --     284,339
                                                                                     -----------            ----------------------
                                                                                         755,338               122,995     878,333
                                                                                     -----------            ----------------------
                                           AIRLINES:
      11,500         --     11,500         Southwest Airlines Co.                        185,150                    --     185,150
                                                                                     -----------            ----------------------
                                                                                         185,150                    --     185,150
                                                                                     -----------            ----------------------
                                           APPAREL:
       5,900*        --      5,900 @       Coach, Inc.                                   171,572                    --     171,572
       1,700         --      1,700         Liz Claiborne, Inc.                            65,739                    --      65,739
          --        600        600         Nike, Inc.                                         --                48,186      48,186
                                                                                     -----------            ----------------------
                                                                                         237,311                48,186     285,497
                                                                                     -----------            ----------------------
                                           AUTO MANUFACTURERS:
       1,000*        --      1,000 @       Navistar International Corp.                   26,580                    --      26,580
                                                                                     -----------            ----------------------
                                                                                          26,580                    --      26,580
                                                                                     -----------            ----------------------
                                           BANKS:
      14,580      2,500     17,080         Bank of America Corp.                         705,672               121,000     826,672
       6,000         --      6,000         BB&T Corp.                                    249,420                    --     249,420
       6,500*        --      6,500         National City Corp.                           239,720                    --     239,720
       6,000         --      6,000         US Bancorp.                                   185,220                    --     185,220
       4,990*        --      4,990         Wachovia Corp.                                266,965                    --     266,965
       2,700      2,000      4,700         Wells Fargo & Co.                             179,199               132,740     311,939
                                                                                     -----------            ----------------------
                                                                                       1,826,196               253,740   2,079,936
                                                                                     -----------            ----------------------
                                           BEVERAGES:
      13,030*        --     13,030         Coca-Cola Co.                                 573,711                    --     573,711
       2,100*        --      2,100         Pepsi Bottling Group, Inc.                     65,814                    --      65,814
      10,090         --     10,090         PepsiCo, Inc.                                 610,041                    --     610,041
                                                                                     -----------            ----------------------
                                                                                       1,249,566                    --   1,249,566
                                                                                     -----------            ----------------------
                                           BIOTECHNOLOGY:
       3,740*       800      4,540 @       Amgen, Inc.                                   252,787                54,072     306,859
                                                                                     -----------            ----------------------
                                                                                         252,787                54,072     306,859
                                                                                     -----------            ----------------------
                                           CHEMICALS:
          --        800        800         Air Products & Chemicals, Inc.                     --                51,880      51,880
          --      2,500      2,500         Celanese Corp.                                     --                49,275      49,275
       3,090*        --      3,090         Dow Chemical Co.                              123,198                    --     123,198
       2,900*        --      2,900         EI DuPont de Nemours & Co.                    123,337                    --     123,337
       2,600*        --      2,600         PPG Industries, Inc.                          167,284                    --     167,284
       2,400         --      2,400         Rohm & Haas Co.                               120,984                    --     120,984
       1,700*        --      1,700         Sherwin-Williams Co.                           82,229                    --      82,229
                                                                                     -----------            ----------------------
                                                                                         617,032               101,155     718,187
                                                                                     -----------            ----------------------
                                           COMMERCIAL SERVICES:
       2,200*        --      2,200 @,L     Apollo Group, Inc.                            115,082                    --     115,082
       2,010         --      2,010         Equifax, Inc.                                  72,521                    --      72,521
       4,340*        --      4,340         McKesson Corp.                                214,830                    --     214,830
                                                                                     -----------            ----------------------
                                                                                         402,433                    --     402,433
                                                                                     -----------            ----------------------
                                           COMPUTERS:
       2,650         --      2,650 @       Apple Computer, Inc.                          158,391                    --     158,391
       7,590*        --      7,590 @,L     Dell, Inc.                                    192,634                    --     192,634
          --      7,700      7,700 @       EMC Corp.                                          --                98,560      98,560
      18,207         --     18,207         Hewlett-Packard Co.                           589,543                    --     589,543
       8,890         --      8,890         International Business Machines
                                            Corp.                                        710,311                    --     710,311
      12,700*     4,100     16,800 @,x     Seagate Technology, Inc.                           --                95,735      95,735
                                                                                     -----------            ----------------------
                                                                                       1,650,879               194,295   1,845,174
                                                                                     -----------            ----------------------
                                           COSMETICS/PERSONAL CARE:
       5,200        900      6,100         Colgate-Palmolive Co.                         313,768                54,306     368,074
      16,890      1,300     18,190         Procter & Gamble Co.                          916,283                70,525     986,808
                                                                                     -----------            ----------------------
                                                                                       1,230,051               124,831   1,354,882
                                                                                     -----------            ----------------------
                                           DISTRIBUTION/WHOLESALE:
          --        734        734 @       Wesco International, Inc.                          --                48,253      48,253
                                                                                     -----------            ----------------------
                                                                                              --                48,253      48,253
                                                                                     -----------            ----------------------
                                           DIVERSIFIED FINANCIAL SERVICES:
       3,840*        --      3,840         American Express Co.                          208,742                    --     208,742
       3,200        600      3,800         Capital One Financial Corp.                   264,864                49,662     314,526
      13,600         --     13,600         Charles Schwab Corp.                          226,576                    --     226,576
      15,700      2,500     18,200         Citigroup, Inc.                               774,010               123,250     897,260
          --      1,900      1,900         Countrywide Financial Corp.                        --                72,732      72,732
       3,000*        --      3,000         Fannie Mae                                    149,250                    --     149,250
       2,200        600      2,800         Franklin Resources, Inc.                      197,890                53,970     251,860
       3,110*        --      3,110         Goldman Sachs Group, Inc.                     469,455                    --     469,455
      10,980         --     10,980         JPMorgan Chase & Co.                          468,187                    --     468,187
       4,920         --      4,920         Lehman Brothers Holdings, Inc.                327,721                    --     327,721
       2,790        900      3,690         Merrill Lynch & Co., Inc.                     202,024                65,169     267,193
       7,650*       800      8,450         Morgan Stanley                                456,093                47,696     503,789
       1,600         --      1,600         The Bear Stearns Cos., Inc.                   214,000                    --     214,000
                                                                                     -----------            ----------------------
                                                                                       3,958,812               412,479   4,371,291
                                                                                     -----------            ----------------------


                             ING                                                                                            ING
                          FUNDAMENTAL                                                                                   FUNDAMENTAL
                           RESEARCH                                                                                      RESEARCH
     ING         ING         PRO                                                           ING                  ING         PRO
 DISCIPLINED FUNDAMENTAL    FORMA                                                      DISCIPLINED          FUNDAMENTAL    FORMA
  LARGECAP    RESEARCH   (UNAUDITED)                                                    LARGECAP             RESEARCH   (UNAUDITED)
------------ ---------- ------------                                                 -------------          ----------- ------------
                 Shares                                                                                   Value
------------------------------------                                                 -----------------------------------------------
                                           ELECTRIC:
       4,950         --      4,950         Duke Energy Corp.                             139,689                    --     139,689
          --        800        800         Exelon Corp.                                       --                45,288      45,288
       5,600         --      5,600         FirstEnergy Corp.                             293,552                    --     293,552
          --      1,685      1,685 @       Mirant Corp.                                       --                41,923      41,923
       7,600         --      7,600         PPL Corp.                                     226,252                    --     226,252
          --        400        400         Public Service Enterprise
                                            Group, Inc.                                       --                25,492      25,492
       6,400*        --      6,400         TXU Corp.                                     366,720                    --     366,720
                                                                                     -----------            ----------------------
                                                                                       1,026,213               112,703   1,138,916
                                                                                     -----------            ----------------------
                                           ELECTRONICS:
       6,100         --      6,100 @       Agilent Technologies, Inc.                    212,829                    --     212,829
       2,800         --      2,800         Applera Corp. - Applied
                                            Biosystems Group                              82,880                    --      82,880
          --      8,800      8,800 @,@@    Flextronics International Ltd.                     --                99,088      99,088
          --        700        700         Jabil Circuit, Inc.                                --                24,374      24,374
      14,100         --     14,100 @,L     Solectron Corp.                                50,196                    --      50,196
          --      5,700      5,700         Symbol Technologies, Inc.                          --                67,659      67,659
          --      1,800      1,800 @       Thomas & Betts Corp.                               --               103,500     103,500
                                                                                     -----------            ----------------------
                                                                                         345,905               294,621     640,526
                                                                                     -----------            ----------------------
                                           ENERGY - ALTERNATE SOURCES:
          --      1,600      1,600 @       KFX, Inc.                                          --                22,560      22,560
                                                                                     -----------            ----------------------
                                                                                              --                22,560      22,560
                                                                                     -----------            ----------------------
                                           ENGINEERING & CONSTRUCTION:
          --      8,100      8,100 @@      ABB Ltd. ADR                                       --               102,222     102,222
                                                                                     -----------            ----------------------
                                                                                              --               102,222     102,222
                                                                                     -----------            ----------------------
                                           FOOD:
       4,754*        --      4,754         General Mills, Inc.                           246,685                    --     246,685
          --      1,000      1,000         Hershey Foods Corp.                                --                56,910      56,910
                                                                                     -----------            ----------------------
                                                                                         246,685                56,910     303,595
                                                                                     -----------            ----------------------
                                           FOREST PRODUCTS & PAPER:
       1,800         --      1,800         Louisiana-Pacific Corp.                        43,668                    --      43,668
       1,800         --      1,800         Temple-Inland, Inc.                            77,418                    --      77,418
                                                                                     -----------            ----------------------
                                                                                         121,086                    --     121,086
                                                                                     -----------            ----------------------
                                           HEALTHCARE - PRODUCTS:
       9,340      1,800     11,140         Johnson & Johnson                             562,455               108,396     670,851
                                                                                     -----------            ----------------------
                                                                                         562,455               108,396     670,851
                                                                                     -----------            ----------------------
                                           HEALTHCARE - SERVICES:
       6,880         --      6,880         Aetna, Inc.                                   264,605                    --     264,605
       2,660*        --      2,660 @       Coventry Health Care, Inc.                    138,985                    --     138,985
          --      1,200      1,200 @       Health Net, Inc.                                   --                51,624     190,609
       2,510*        --      2,510 @       Humana, Inc.                                  127,081                    --     127,081
          --      1,600      1,600 @       Triad Hospitals, Inc.                              --                64,448     203,433
      10,380*        --     10,380         UnitedHealth Group, Inc.                      456,305                    --     456,305
       5,540*        --      5,540 @       WellPoint, Inc.                               396,553                    --     396,553
                                                                                     -----------            ----------------------
                                                                                       1,383,529               116,072   1,499,601
                                                                                     -----------            ----------------------
                                           HOME FURNISHINGS:
       1,100*        --      1,100         Harman International
                                            Industries, Inc.                              93,203                    --      93,203
                                                                                     -----------            ----------------------
                                                                                          93,203                    --      93,203
                                                                                     -----------            ----------------------
                                           INSURANCE:
          --        700        700 @@      ACE Ltd                                            --                36,239      36,239
       5,900*        --      5,900         Allstate Corp.                                324,559                    --     324,559
       8,000         --      8,000         American International Group,
                                            Inc.                                         486,400                    --     486,400
       5,020*        --      5,020         Chubb Corp.                                   253,661                    --     253,661
       5,900*     1,500      7,400         Genworth Financial, Inc.                      197,591                50,235     247,826
       3,100*        --      3,100         Hartford Financial Services
                                            Group, Inc.                                  272,614                    --     272,614
       3,860         --      3,860         Lincoln National Corp.                        216,855                    --     216,855
       6,600         --      6,600 L       Metlife, Inc.                                 339,702                    --     339,702
       1,300         --      1,300         MGIC Investment Corp.                          85,631                    --      85,631
       3,900         --      3,900         Principal Financial Group                     213,135                    --     213,135
       4,481         --      4,481         Prudential Financial, Inc.                    341,228                    --     341,228
                                                                                     -----------            ----------------------
                                                                                       2,731,376                86,474   2,817,850
                                                                                     -----------            ----------------------
                                           INTERNET:
       4,800         --      4,800 @,L     Amazon.com, Inc.                              166,128                    --     166,128
         600         --        600 @,L     Google, Inc.                                  223,092                    --     223,092
          --      2,400      2,400 @       Yahoo!, Inc.                                       --                75,816      75,816
                                                                                     -----------            ----------------------
                                                                                         389,220                75,816     465,036
                                                                                     -----------            ----------------------
                                           INVESTMENT COMPANIES:
          --      7,800      7,800 @       KKR Private Equity Investors LP                    --               187,746     187,746
          --        598        598         SPDR Trust Series 1                                --                76,251      76,251
                                                                                     -----------            ----------------------
                                                                                              --               263,997     263,997
                                                                                     -----------            ----------------------
                                           IRON/STEEL:
          --        800        800         Allegheny Technologies, Inc.                       --                50,904      50,904
       2,060*        --      2,060         Nucor Corp.                                   216,856                    --     216,856
                                                                                     -----------            ----------------------
                                                                                         216,856                50,904     267,760
                                                                                     -----------            ----------------------
                                           LODGING:
          --      1,500      1,500         Harrah's Entertainment, Inc.                       --               114,060     114,060
          --      2,000      2,000         Hilton Hotels Corp.                                --                54,920      54,920
                                                                                     -----------            ----------------------
                                                                                              --               168,980     168,980
                                                                                     -----------            ----------------------
                                           MACHINERY - CONSTRUCTION &
                                           MINING:
       2,200*        --      2,200         Caterpillar, Inc.                             160,490                    --     160,490
                                                                                     -----------            ----------------------
                                                                                         160,490                    --     160,490
                                                                                     -----------            ----------------------
                                           MACHINERY - DIVERSIFIED:
         700*        --        700 L       Cummins, Inc.                                  77,147                    --      77,147
                                                                                     -----------            ----------------------
                                                                                          77,147                    --      77,147
                                                                                     -----------            ----------------------



                             ING                                                                                            ING
                          FUNDAMENTAL                                                                                   FUNDAMENTAL
                           RESEARCH                                                                                      RESEARCH
     ING         ING         PRO                                                           ING                  ING         PRO
 DISCIPLINED FUNDAMENTAL    FORMA                                                      DISCIPLINED          FUNDAMENTAL    FORMA
  LARGECAP    RESEARCH   (UNAUDITED)                                                    LARGECAP             RESEARCH   (UNAUDITED)
------------ ---------- ------------                                                 -------------          ----------- ------------
                 Shares                                                                                   Value
------------------------------------                                                 -----------------------------------------------
                                           MEDIA:
       4,340*        --      4,340         McGraw-Hill Cos, Inc.                         223,944                    --     223,944
       7,380         --      7,380         News Corp., Inc.                              140,737                    --     140,737
          --      3,500      3,500         Time Warner, Inc.                                  --                60,235      60,235
       2,520      1,000      3,520 @       Viacom, Inc.                                   95,130                37,750     132,880
       6,300         --      6,300         Walt Disney Co.                               192,150                    --     192,150
                                                                                     -----------            ----------------------
                                                                                         651,961                97,985     749,946
                                                                                     -----------            ----------------------
                                           MINING:
         200         --        200         Alcoa, Inc.                                     6,344                    --       6,344
                                                                                     -----------            ----------------------
                                                                                           6,344                    --       6,344
                                                                                     -----------            ----------------------
                                           MISCELLANEOUS MANUFACTURING:
       2,410*        --      2,410         3M Co.                                        201,621                    --     201,621
       1,500        600      2,100 @       Cooper Industries Ltd.                        133,590                53,436     187,026
       3,400         --      3,400         Danaher Corp.                                 217,974                    --     217,974
      32,160      3,600     35,760         General Electric Co.                        1,101,802               123,336   1,225,138
          --      2,000      2,000         Roper Industries, Inc.                             --                93,680      93,680
                                                                                     -----------            ----------------------
                                                                                       1,654,987               270,452   1,925,439
                                                                                     -----------            ----------------------
                                           OIL & GAS:
      11,748         --     11,748         ChevronTexaco Corp.                           702,413                    --     702,413
       9,436*        --      9,436         ConocoPhillips                                597,204                    --     597,204
          --        500        500         ENSCO International, Inc.                     597,204                24,995     622,199
      24,820      2,100     26,920         ExxonMobil Corp.                            1,511,786               127,911   1,639,697
       3,600*        --      3,600         Marathon Oil Corp.                            270,180                    --     270,180
          --        900        900 @       Newfield Exploration Co.                           --                38,457      38,457
       3,600*        --      3,600         Occidental Petroleum Corp.                    356,724                    --     356,724
          --        600        600 @       Plains Exploration &
                                            Production Co.                                    --                21,420      21,420
          --      1,500      1,500 @@      Royal Dutch Shell PLC ADR                          --                99,465      99,465
          --        800        800 @       Southwestern Energy Co.                            --                25,840      25,840
       2,110         --      2,110         Sunoco, Inc.                                  144,725                    --     144,725
       5,420*        --      5,420         Valero Energy Corp.                           332,517                    --     332,517
                                                                                     -----------            ----------------------
                                                                                       3,915,549               338,088   4,253,637
                                                                                     -----------            ----------------------
                                           OIL & GAS SERVICES:
       4,400*        --      4,400         Halliburton Co.                               328,196                    --     328,196
       3,400        900      4,300         Schlumberger Ltd.                             222,938                59,013     281,951
          --        700        700 @       Weatherford International Ltd.                     --                36,428      36,428
                                                                                     -----------            ----------------------
                                                                                         551,134                95,441     646,575
                                                                                     -----------            ----------------------
                                           PHARMACEUTICALS:
       4,740      1,200      5,940         Abbott Laboratories                           202,398                51,240     253,638
       3,200*        --      3,200 L       AmerisourceBergen Corp.                       139,488                    --     139,488
       2,310         --      2,310 @       Express Scripts, Inc.                         169,277                    --     169,277
       2,560         --      2,560 @       Hospira, Inc.                                 114,714                    --     114,714
       3,840*        --      3,840 @       King Pharmaceuticals, Inc.                     68,275                    --      68,275
          --      2,000      2,000 @       Medco Health Solutions, Inc.                       --               107,800     107,800
      14,850*        --     14,850         Merck & Co., Inc.                             494,357                    --     494,357
      23,110      3,100     26,210         Pfizer, Inc.                                  546,783                73,346     620,129
          --      2,000      2,000 @@      Teva Pharmaceutical Industries
                                            Ltd. ADR                                     546,783                72,820     619,603
       4,400         --      4,400         Wyeth                                         201,256                    --     201,256
                                                                                     -----------            ----------------------
                                                                                       1,936,548               305,206   2,241,754
                                                                                     -----------            ----------------------
                                           RETAIL:
          --        400        400         Abercrombie & Fitch Co.                            --                23,140      23,140
       4,790         --      4,790         Best Buy Co., Inc.                            253,870                    --     253,870
       2,550         --      2,550 L       Circuit City Stores, Inc.                      76,628                    --      76,628
       4,900         --      4,900         Costco Wholesale Corp.                        259,357                    --     259,357
          --      2,600      2,600         CVS Corp.                                          --                72,540      72,540
       2,100         --      2,100         Darden Restaurants, Inc.                       74,361                    --      74,361
       6,750        700      7,450         Home Depot, Inc.                              257,310                26,684     283,994
       3,440         --      3,440 L       JC Penney Co., Inc.                           209,014                    --     209,014
       5,400         --      5,400         Limited Brands                                146,664                    --     146,664
       2,510*        --      2,510         Lowe's Cos., Inc.                             156,323                    --     156,323
      10,790*        --     10,790         McDonald's Corp.                              357,904                    --     357,904
       3,300*        --      3,300         Nordstrom, Inc.                               121,539                    --     121,539
       4,700         --      4,700 @       Office Depot, Inc.                            195,379                    --     195,379
       1,400         --      1,400 @,L     Sears Holding Corp.                           212,618                    --     212,618
       9,140         --      9,140         Staples, Inc.                                 214,699                    --     214,699
       7,760*        --      7,760 @,L     Starbucks Corp.                               276,644                    --     276,644
       2,890*        --      2,890         Target Corp.                                  141,379                    --     141,379
       7,100*        --      7,100         TJX Cos., Inc.                                168,341                    --     168,341
          --      1,900      1,900 @       Urban Outfitters, Inc.                             --                35,283      35,283
       7,830      1,000      8,830         Wal-Mart Stores, Inc.                         379,364                48,450     427,814
       1,900         --      1,900         Wendy's International, Inc.                   114,532                    --     114,532
                                                                                     -----------            ----------------------
                                                                                       3,615,926               206,097   3,822,023
                                                                                     -----------            ----------------------
                                           SEMICONDUCTORS:
       6,600*        --      6,600 @       Advanced Micro Devices, Inc.                  203,874                    --     203,874
       5,700*        --      5,700 @,L     Altera Corp.                                  111,492                    --     111,492
       6,400*        --      6,400 @       Freescale Semiconductor, Inc.                 199,744                    --     199,744
      18,420      4,000     22,420         Intel Corp.                                   331,928                72,080     404,008
       6,100*        --      6,100 @       LSI Logic Corp.                                59,353                    --      59,353
          --        900        900 @,@@    Marvell Technology Group Ltd.                      --                42,903      42,903
          --      1,200      1,200         Maxim Integrated Products                          --                36,876      36,876
      10,600*        --     10,600         Micron Technology, Inc.                       175,536                    --     175,536
       5,600         --      5,600         National Semiconductor Corp.                  143,808                    --     143,808
       2,500         --      2,500 @       QLogic Corp.                                   44,700                    --      44,700
          --     10,800     10,800 @@      Taiwan Semiconductor
                                            Manufacturing Co., Ltd. ADR                       --               102,276     102,276
                                                                                     -----------            ----------------------
                                                                                       1,270,435               254,135   1,524,570
                                                                                     -----------            ----------------------
                                           SOFTWARE:
       3,590*        --      3,590 @       BMC Software, Inc.                             72,339                    --      72,339
       5,550*        --      5,550 @       Compuware Corp.                                40,848                    --      40,848
      27,360      1,900     29,260         Microsoft Corp.                               619,704                43,035     662,739
      11,600*        --     11,600 @       Oracle Corp.                                  164,952                    --     164,952
                                                                                     -----------            ----------------------
                                                                                         897,843                43,035     940,878
                                                                                     -----------            ----------------------
                                           TELECOMMUNICATIONS:
          --      4,500      4,500 @       Arris Group, Inc.                                  --                54,090      54,090
      15,130      6,700     21,830 L       AT&T, Inc.                                    394,288               174,602     568,890
      16,800*        --     16,800         BellSouth Corp.                               567,336                    --     567,336
      34,930*     3,600     38,530 @       Cisco Systems, Inc.                           687,422                70,848     758,270
      19,200         --     19,200         Motorola, Inc.                                404,928                    --     404,928
       5,340         --      5,340         QUALCOMM, Inc.                                241,421                    --     241,421
          --      1,600      1,600         Verizon Communications, Inc.                       --                49,936      49,936
                                                                                     -----------            ----------------------
                                                                                       2,295,395               349,476   2,644,871
                                                                                     -----------            ----------------------
                                           TRANSPORTATION:
       4,877         --      4,877         Norfolk Southern Corp.                        257,311                    --     257,311
       3,440         --      3,440         United Parcel Service, Inc.                   277,087                    --     277,087
                                                                                     -----------            ----------------------
                                                                                         534,398                    --     534,398
                                                                                     -----------            ----------------------
                                           Total Common Stock                         38,280,784             4,936,674  43,217,458
                                                                                     -----------            ----------------------
                                            Cost                                      35,921,504             4,937,970  40,859,474



                             ING                                                                                            ING
                          FUNDAMENTAL                                                                                   FUNDAMENTAL
                           RESEARCH                                                                                      RESEARCH
     ING         ING         PRO                                                           ING                  ING         PRO
 DISCIPLINED FUNDAMENTAL    FORMA                                                      DISCIPLINED          FUNDAMENTAL    FORMA
  LARGECAP    RESEARCH   (UNAUDITED)                                                    LARGECAP             RESEARCH   (UNAUDITED)
------------ ---------- ------------                                                 -------------          ----------- ------------
                 Shares                                                                                   Value
------------------------------------                                                 -----------------------------------------------
Principal Amount

 SHORT-TERM
 INVESTMENTS
                                           REPURCHASE AGREEMENT:
  $  308,000                               Morgan Stanley Repurchase
                                           Agreement dated 05/31/06,
                                           5.020%, due 06/01/06, $836,117
                                           to be received upon repurchase
                                           (Collateralized by $785,000
                                           Federal National Mortgage
                                           Association, 6.250%, Market
                                           Value plus accrued interest
                                           $855,868, due 5/15/29).                       308,000

                                           Morgan Stanley Repurchase
                                           Agreement dated 05/31/06,
                                           5.019%, due 06/01/06, $175,024
                                           to be received upon repurchase
                                           (Collateralized by $195,000
                                           Federal Home Loan Bank, 5.760%,
                                           Market Value plus accrued
                                           interest $188,405, due 07/03/25                                     175,000     483,000
               $175,000 $  483,000

                                           Total Repurchase Agreement                    308,000               175,000     483,000
                                                                                     -----------            ----------------------
                                            Cost                                         308,000               175,000     483,000

                                           SECURITIES LENDING
                                             COLLATERAL CC:
   2,311,612         --  2,311,612         The Bank of New York
                                            Institutional Cash Reserve Fund            2,311,612                    --   2,311,612
                                                                                     -----------            ----------------------

                                           Total Securities Lending
                                            Collateral                                 2,311,612                    --   2,311,612
                                                                                     -----------            ----------------------
                                             Cost                                      2,311,612                    --   2,311,612

                                           Total Short-Term Investments                2,619,612               175,000   2,794,612
                                                                                     -----------            ----------------------
                                             Cost                                      2,619,612               175,000   2,794,612


                                           TOTAL INVESTMENTS IN SECURITIES           $40,900,396            $5,111,674 $46,012,070
                                            Cost                                      38,541,116             5,112,970  43,654,086
                                           OTHER ASSETS AND LIABILITIES-NET           (2,498,506)              125,476  (2,373,030)
                                                                                     -----------            ----------------------
                                           NET ASSETS                                $38,401,890            $5,237,150 $43,639,040
                                                                                     ===========            ======================

                                         @ Non-income producing security
                                        @@ Foreign Issuer
                                       ADR American Depositary Receipt
                                        cc Securities purchased with cash
                                           collateral for securities
                                           loaned.
                                         L Loaned security, a portion or
                                           all of the security is on loan
                                           at May 31, 2006.
                                         X Fair value determined by ING
                                           Funds Valuation Committee
                                           appointed by the Funds' Board
                                           of Directors/Trustees.

                                         * Cost for federal income tax
                                           purposes is                               $        --            $       -- $        --
                                           Net unrealized appreciation
                                            consists of:
                                             Gross Unrealized Appreciation           $ 3,367,749            $  193,479 $ 3,561,228
                                             Gross Unrealized Depreciation            (1,008,469)             (194,775) (1,203,244)
                                                                                     -----------            ----------------------
                                             Net Unrealized Appreciation             $ 2,359,280            $   (1,296)$ 2,357,984
                                                                                     ===========            ======================

Information
concerning
open futures
contracts at
May 31, 2006
is shown
below:
LONG
CONTRACTS
                                                                                        NOTIONAL UNREALIZED
NO. OF                                                                    EXPIRATION      MARKET   GAIN
CONTRACTS                                                                    DATE          VALUE  (LOSS)
------------                                                              ---------- ----------- ----------
           2                     2          S&P 500 E-mini Future         06/16/2006 $   127,300 $(5,785)
                                                                                     -------------------
                                                                                     $   127,300 $(5,785)
                                                                                     ===================

* If the Reorganization is approved, the portfolio security is expected to be sold prior to or shortly after the Reorganization.

                                   Exhibit E
aggregate value of the shares of the corresponding class of Disciplined LargeCap Fund held by that shareholder as of the Closing Date. In the interest of economy and convenience, shares of Fundamental Research Fund generally will not be represented by physical certificates, unless you request the certificates in writing.

          Until the Closing Date, shareholders of Disciplined LargeCap Fund will continue to be able to redeem their shares. Redemption requests received after the Closing Date will be treated as requests received by Fundamental Research Fund for the redemption of its shares.

          The obligations of the Funds under the Reorganization Agreement are subject to various conditions, including approval of the shareholders of Disciplined LargeCap Fund. The Reorganization Agreement also requires that each of the Funds take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Reorganization Agreement. The Reorganization Agreement may be terminated by mutual agreement of the parties or on certain other grounds. Please refer to APPENDIX B to review the terms and conditions of the Reorganization Agreement.

REASONS FOR THE REORGANIZATION

          The Reorganization is one of several reorganizations that have taken place among various ING Funds. The ING Fund complex has grown in recent years through the addition of many funds. Management of the ING Funds has proposed the consolidation of several of the ING Funds that they believe have similar or compatible investment strategies. The reorganizations are designed to reduce the substantial overlap in funds offered in the ING Funds complex, thereby eliminating inefficiencies and confusion about overlapping funds. ING Investments also believes that the reorganizations may benefit Fund shareholders by resulting in a surviving fund with a greater asset base. This is expected to provide greater investment opportunities for the surviving fund and the potential to take larger portfolio positions.

          The proposed Reorganization was initially presented for consideration to, and was approved by, the Board of Trustees of the Funds at a meeting held on May 25, 2006. The Trustees of the Funds, including all of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended, (the "1940 Act")) of the Funds, determined that the interests of the shareholders of either Fund will not be diluted as a result of the proposed Reorganization, and that the proposed Reorganization is in the best interests of both Funds and their shareholders.

          The Reorganization will allow Disciplined LargeCap Fund's shareholders to continue to participate in a professionally-managed portfolio that seeks to maximize total return through investments in a diversified portfolio of common stocks. Additionally, the proposed Reorganization is expected to result in lower gross and net expenses for shareholders of all classes of Disciplined LargeCap Fund. Consolidation of the Funds also will result in a more viable, surviving Fund whose style should attract greater interest from investors.

          As shareholders of Fundamental Research Fund, shareholders will be able to continue to exchange into the ING Funds that offer the same Class of shares in which such shareholder is currently invested. A list of the ING Funds and the Classes available after the Reorganization is contained in APPENDIX D.

BOARD CONSIDERATIONS

          The Board of Trustees of Disciplined LargeCap Fund, in recommending the proposed transaction, considered a number of factors, including the following:

     - the plans of management to reduce overlap in funds in the ING Fund complex;

     - the relative investment performance of the Disciplined LargeCap Fund as compared to the Fundamental Research Fund, including the short track record for Fundamental Research Fund;

     - expense ratios and information regarding fees and expenses of Disciplined LargeCap Fund as compared to Fundamental Research Fund, including gross and net expense before and after the Reorganization;

     - the relative size of the Funds, including that each Fund is a small fund; Fundamental Research Fund is also a relatively young fund, having commenced operations on December 28, 2005, and is a best ideas extension of ING's Growth and Income strategy;

                                    Exhibit F

November 22, 2006

VIA FACSIMILE

Mr. Brion Thompson
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20002

RE: ING EQUITY TRUST ("REGISTRANT")
FILE NOS. 333-137955

Dear Mr. Thompson:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the staff's comments, or changes to disclosure in response to the staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
---------------------------
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

          Attachments

          cc:     Jeffrey S. Puretz
                  Christopher D. Christian
                  Dechert LLP

                                    Exhibit G

     - the availability of a suitable class of shares in Fundamental Research Fund for all shareholders of Disciplined LargeCap Fund;

     - the expenses relating to the Reorganization will be shared equally by the Adviser (or its affiliate) and Disciplined LargeCap Fund;

     -    any benefits that may be realized by the Adviser; and

     - the tax consequences of the Reorganization to Disciplined LargeCap Fund and its shareholders, including the tax-free nature of the transaction.

          The Board of Trustees also considered the future potential benefits to ING Investments in that its costs to administer both Funds may be reduced if the Reorganization is approved.

          THE TRUSTEES OF DISCIPLINED LARGECAP FUND RECOMMEND THAT SHAREHOLDERS APPROVE THE REORGANIZATION WITH FUNDAMENTAL RESEARCH FUND.

TAX CONSIDERATIONS

          The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. Accordingly, pursuant to this treatment, neither Disciplined LargeCap Fund nor its shareholders, nor Fundamental Research Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of Dechert LLP to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. That opinion will be based in part upon certain assumptions and upon certain representations made by the Funds.

          Immediately prior to the Reorganization, Disciplined LargeCap Fund will pay a dividend or dividends which, together with all previous dividends, will have the effect of distributing to its shareholders all of Disciplined LargeCap Fund's investment company taxable income for taxable years ending on or prior to the Reorganization (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Reorganization (after reduction for any available capital loss carryforward). Such dividends will be included in the taxable income of Disciplined LargeCap Fund's shareholders.

          As of May 31, 2006, Disciplined LargeCap Fund had accumulated capital loss carryforwards of approximately $41.7 million and Fundamental Research Fund had accumulated no capital loss carryforwards. After the Reorganization, the losses of Disciplined LargeCap Fund generally will be available to Fundamental Research Fund to offset its capital gains, although a portion of the amount of these losses that may offset Disciplined Large Cap Fund's capital gains in any given year will be limited due to this Reorganization. The ability of Disciplined LargeCap Fund to absorb losses in the future depends upon a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any of these various capital loss carryforwards currently are available only to pre-reorganization shareholders of each Fund. After the Reorganization, however, these benefits will inure to the benefit of all post-reorganization shareholders of Fundamental Research Fund.

EXPENSES OF THE REORGANIZATION

          The expenses relating to the proposed Reorganization will be shared equally between Disciplined LargeCap Fund and ING Investments (or its affiliate). The costs of the Reorganization shall include, but not be limited to, costs associated with preparation of the Registration Statement, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.

                     ADDITIONAL INFORMATION ABOUT THE FUNDS

FORM OF ORGANIZATION

          Each Fund is a diversified series of ING Equity Trust, an open-end, management investment company organized as a Massachusetts business trust. ING Equity Trust is governed by a Board of Trustees consisting of eleven members. For more information on the history of ING Equity Trust, see each Fund's SAI.

                                   Exhibit H

          ING Investments has engaged a sub-adviser to provide the day-to-day management of each Fund. ING Investments is responsible for monitoring the investment programs and performance of the sub-adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either ING Investments or a Fund's Board. In the event a sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Funds.

          For information regarding the basis for the Board's approval of portfolio management relationships, please refer to Disciplined LargeCap Fund's annual shareholder report, dated May 31, 2006, and Fundamental Research Fund's annual shareholder report, dated May 31, 2006. ING Investments has full investment discretion and ultimate authority to make all determinations with respect to the investment of the Funds' assets and the purchase and sale of portfolio securities.

DISTRIBUTOR

          ING Funds Distributor, LLC (the "Distributor"), whose address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258-2034, is the principal distributor for both Funds and is a member of the NASD.

          To obtain information about NASD member firms and their associated persons, you may contact the NASD at www.nasdr.com or the NASD BrokerCheck Hotline at 1-800-289-9999. An investment brochure describing the Public Disclosure Program is available from the NASD.

DIVIDENDS AND OTHER DISTRIBUTIONS

          Each Fund generally distributes most or all of its net earnings in the form of dividends and capital gain distributions. Each Fund distributes capital gains, if any, on an annual basis. Dividends and distributions of each of the Funds are automatically reinvested in additional shares of the respective Class of the particular Fund, unless the shareholder elects to receive distributions in cash.

          If the Reorganization Agreement is approved by Disciplined LargeCap Fund's shareholders, then as soon as practicable before the Closing Date, Disciplined LargeCap Fund will pay its shareholders a cash distribution of substantially all undistributed net investment income and undistributed realized net capital gains.

CAPITALIZATION

          The following table shows on an unaudited basis the capitalization of each of the Funds as of May 31, 2006, and on a PRO FORMA basis as of May 31, 2006, giving effect to the Reorganization:

                                                       NET ASSET
                                                         VALUE        SHARES
                                          NET ASSETS   PER SHARE   OUTSTANDING
                                         -----------   ---------   -----------
DISCIPLINED LARGECAP FUND
   Class A                               $ 4,977,231     $10.32       482,121
   Class B                               $23,953,970     $ 9.83     2,437,823
   Class C                               $ 9,470,689     $ 9.82       963,939
FUNDAMENTAL RESEARCH FUND
   Class A                               $ 5,135,750     $10.16       505,556
   Class B                               $    24,598     $10.12         2,430
   Class C                               $    76,802     $10.12         7,588
PRO FORMA - FUNDAMENTAL RESEARCH FUND
   INCLUDING DISCIPLINED LARGECAP FUND
   Class A                               $10,107,602(1)  $10.16       994,912(2)
   Class B                               $23,952,682(1)  $10.12     2,366,865(2)
   Class C                               $ 9,537,256(1)  $10.12       942,415(2)

----------
(1) Reflects adjustments of ($5,379), ($25,886) and ($10,235) for Class A, Class B and Class C, respectively, for estimated one time merger expenses (See Note 5 in Notes to Unaudited Pro Forma Financial Statements).

(2) Reflects adjustment of 7,764 shares, (70,830) shares and (28,100) shares for Class A, Class B and Class C, respectively, for new shares issued and shares redeemed, net of retired shares of Disciplined LargeCap Fund (Calculation Net Asset / NAV per share).

                  GENERAL INFORMATION ABOUT THE PROXY STATEMENT

SOLICITATION OF PROXIES

          Solicitation of proxies is being made primarily by the mailing of the Notice and this Proxy Statement/Prospectus with its enclosures on or about November 22, 2006. Shareholders of Disciplined LargeCap Fund whose shares are held by nominees, such as brokers, can vote their proxies by contacting their respective nominee. In addition to the solicitation of proxies by mail, employees of ING Investments and its affiliates, without additional compensation, may solicit proxies in

                                       18